Filed by Xylem Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

CEO Video Script – Xylem Employees

Hello everyone.

Our agreement to acquire Evoqua is an exciting moment for Xylem, and for the customers and communities we serve.

This is a transformative step forward toward achieving our mission. We’re going to create the most powerful platform in the world for solving water.

We all know the world’s water challenges are intensifying. Water is becoming scarce. Too many people can’t afford it. Communities everywhere have aging infrastructure straining under the impacts of climate change.

As water risks increase, our mission is to help customers and communities solve those challenges … and our strategy is to create the broadest, most powerful set of solutions and services to tackle them.

Xylem is already a global leader. Our acquisition of Evoqua adds momentum and scale to our world-class platform, and accelerates our work to solve water.

For over 100 years, Evoqua has worked to protect water, the environment, and its employees, and has earned a reputation for quality, safety, and reliability around the world.

Like us, their purpose is at their center: Transforming water. Enriching lives. It guides everything they do.

Evoqua has a leading network of services professionals in North America, helping its customers build more resilient and sustainable water systems.

Their solutions and services treat and transform roughly 100 billion gallons of water every day.

Teaming up with Evoqua will bring complementary solutions and services into our portfolio and make us stronger – particularly their industrial treatment capabilities and outsourced service expertise.

And their work with high-growth industries like life sciences and microelectronics will help us serve more of the world’s biggest water users.

When combined with Xylem’s global scale and geographic reach, advanced digital solutions, and leading presence across the water cycle, we will create an extraordinary force for solving water.

Together, we will be uniquely positioned to deliver greater impact for our customers, communities, and shareholders … with advanced technologies, integrated services, deep application expertise, long-standing customer relationships, and global scale.

And with the power of our greater size and capability, we will lead the industry in providing smarter, more sustainable solutions to safeguard the world’s most precious resource.

Evoqua also shares our commitment to making a difference in the world.

We are both mission-driven organizations with a deep commitment to sustainability, to innovation, and to our people.

We’re both committed to creating diverse and inclusive workplaces where every colleague can contribute, thrive, and reach their full potential.

Our combination with Evoqua will create new opportunities for our team – and powerful new capabilities to achieve our mission.

Now, the deal’s not done, yet. It will be a few months before Evoqua becomes a part of Xylem. The transaction will close mid-year or so.

A fully dedicated team will be planning integration, and we will keep you regularly updated on our progress.

This news is exciting, and it will be tempting to speculate about what’s next. But serving our customers and communities is how we realize our purpose. That’s our center. Let’s stay focused on that. And, of course, on delivering on our commitments, every day.

Thank you for all you do to help realize Xylem’s potential.

I am so proud of the company we are building together. And I am excited about the future we are creating.